DUFF & PHELPS CORPORATION

55 East 52nd Street, 31st Floor

New York, New York 10055

May 25, 2012

VIA EDGAR AND EMAIL Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3010 Attn: Michael Seaman

Re:	Duff & Phelps Corporation Registration Statement on Form S-3
(File No. 333-181132) filed originally on May 3, 2012, as amended on
May 22, 2012 (the "Registration Statement")

Dear Mr. Seaman:

Duff & Phelps Corporation, a Delaware corporation (the "Company"), hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 9:15 a.m., Eastern Standard Time, on Tuesday, May 29, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Edward S. Forman, Executive Vice President, General Counsel and Secretary of the Company, at (212) 450-2810 and David Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 and that such effectiveness also be confirmed in writing.

Very truly yours,

DUFF & PHELPS CORPORATION

By: /s/ Edward S. Forman

Name: Edward S. Forman

Title: Executive Vice President,

General Counsel and Secretary